BD 3/18

05039341

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

UNITED STATES
-ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 065248 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOMMY HORSE SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

SEC MAIL PROCESSING SECTION
MAR 01 2005
WASH, DC
185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 8th Street, #2
(No. and Street)

New York NY 10011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern Jones 212-533-6307
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name — *if individual, state last, first, middle name*)

67 Wall Street, 24th Fl New York, NY 10005
(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Fern Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tommy Horse Securities LLC, as of ~~December 31,~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

President and CEO

Title

Eileen Simon

Notary Public

EILEEN SIMON
Notary Public, State of New York
No. 01SI4785913
Qualified in Queens County
Commission Expires June 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x INTERNAL CONTROL

x PATRIOT ACT

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com



Tommy Horse Securities LLC

Index to Financial Statements

December 31, 2004

# TOMMY HORSE
SECURITIES, A Limited Liability Company

December 22, 2004

United States Securities and Exchange Commission
233 Broadway
New York, NY 10006

Re: Notification of Change in Auditors

Dear Sir or Madam:

This letter is to notify you and the NASD of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors in full compliance with the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations.

During the past 24 months preceding our decision, there have been no accounting, audit or compliance problems nor any unresolved issues related to our operations.

We are forwarding a copy of this letter to five other interested parties: 1) the SEC's Washington office, 2) the NASD, as per regulation; 3) Kaufmann, Gallucci & Grumer, LLP, our former auditor for formal notification and confirmation; 4) Joseph Amundsen, CPA, NY License #87609, our new auditor and 5) the Financial & Operations staff at Buchanan Associates, for the record.

Regards,

Fern Jones
Chair, THS

cc: United States Securities & Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers, Inc.
1390 Pickard Drive
Rockville, MD 20950

Kaufmann, Gallucci & Grumer, LLC
One Battery Park Plaza
New York, NY 10004

Joseph Amundsen, CPA
67 Wall Street, #2211
New York, NY 10005

Buchanan Associates
48 Wall Street, 29th Floor
New York, NY 10005

9 West Eighth Street, #2, NYC, NY 10011 212-533-6307 212-533-5918 (fax) jones3376@earthlink.net

KAUFMANN, GALLUCCI & GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Securities and Exchange Commission
233 Broadway
New York, NY 1006

Dear Sirs:

We have read the statements made by Tommy Horse Securities (copy attached) which, we understand, will be filed with the Securities and Exchange Commission pursuant to paragraph (f)(4) of Rule 17a-5 of Securities Exchange Act of 1934. We are in agreement with the statements contained therein regarding those items required to be reported pursuant to paragraph (f)(4) of Rule 17a-5.

Very truly yours,
Kaufmann, Gallucci & Grumer LLP
By ____________
Attachment

cc: National Association of Securities Dealers, Inc.
1390 Pickard Drive
Rockville, MD 20950

National Association of Securities Dealers, Inc.
One Liberty Plaza
New York, NY 10006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Tommy Horse Securities
9 West Eighth Street, #2
New York, NY 10011

Buchanan Associates
48 Wall Street, 29th Fl.
New York, NY 10005

Joseph Amundsen, CPA
67 Wall Street, #2211
New York, NY 10005

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

## Independent Auditor's Report

To the Member of Tommy Horse Securities LLC:

I have audited the accompanying statement of financial condition of Tommy Horse Securities LLC as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tommy Horse Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 22, 2005

Tommy Horse Securities LLC

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 19,111 |
| Prepaid expenses | | 2,181 |
| Total assets | | 21,292 |
| **Liabilities and stockholders' equity** | | |
| Accounts payable | | 1,900 |
| Member's equity | | 19,392 |
| Total liabilities & member's equity | $ | 21,292 |

The accompanying notes are an integral part of these financial statements.

Tommy Horse Securities LLC

Statement of Operations

For the Year Ended December 31, 2004

| | |
|---|---|
| **Revenues** | |
| Commissions and service income | $ 80 |
| Total Revenues | 80 |
| **Expenses** | |
| Professional and consulting fees | 5,900 |
| Regulatory fees and expenses | 3,265 |
| Other expenses | 434 |
| Total Expenses | 9,599 |
| Income before provision for corporate income taxes | (9,519) |
| Provision for state income taxes | 100 |
| Net Income | $ (9,619) |

The accompanying notes are an integral part of these financial statements.

Tommy Horse Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2004

| | Total Member Equity |
|---|---|
| Balance, January 1, 2004 | $14,011 |
| Capital contribution | 15,000 |
| Capital distribution | |
| Net income | (9,619) |
| Balance, December 31, 2004 | $19,392 |

The accompanying notes are an integral part of these financial statements.

Tommy Horse Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (9,619) |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Prepaid expenses | (500) | |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | (2,500) | $ (3,000) |
| Net cash provided by operating activities | | (12,619) |
| Adjustments to reconcile net income to net cash used by financing activities: | | |
| Shareholder additions | 15,000 | 15,000 |
| Cash and equivalents, beginning of year | | 16,730 |
| Cash and equivalents, end of year | | $ 19,111 |

The accompanying notes are an integral part of these financial statements.

Tommy Horse Securities LLC

Notes to Financial Statements

For the Year Ended December 31, 2004

1. Significant Accounting Policies

Tommy Horse Securities LLC (the Company) was organized in the State of New York on January 4, 2002. The Company is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). Business is transacted through accounts of clearing organizations on a fully disclosed basis. The Company specializes in mutual funds and variable annuities serving the unique needs of individuals with physical and other disadvantages, and the organizations with which they are associated.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Prepaid Expenses

Prepaid expenses consist of NASD prepaid dues of $1,861, and prepaid insurance of $320.

3. Accounts Payable

Accounts payable consist of $100 due New York for taxes and $1,800 due for professional services.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with these regulations.

5. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2004, the Company was in compliance with this program.

8. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax. There are no federal taxes due.

Tommy Horse Securities LLC

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2004

Schedule 1

| | | |
|---|---|---|
| Total Shareholders' Equity | $ | 19,392 |
| Less: Haircut | | - |
| | | 19,392 |
| Less: Unallowable Assets | | 2,181 |
| Net Capital | | 21,573 |
| Minimum Net Capital required | | (5,000) |
| Excess net capital | $ | 16,573 |
| Aggregate indebtedness | $ | 1,900 |
| Net Capital | $ | 16,573 |
| Ratio AI to NC | | 11% |

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Tommy Horse Securities LLC FOCUS report - Part IIA as of December 31, 2004.

The difference in income reported on the FOCUS and this audited report, with a corresponding minor increase in net capital, is the result of accrual adjustments for income taxes due and accounts payable, $1,600.

Tommy Horse Securities LLC
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
Tommy Horse Securities LLC

In planning and performing my audit of the financial statements of Tommy Horse Securities LLC, (the Company), for the year ended December 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 22, 2005